Insider transaction detail - View details for insider with remarks

Transactions sorted by : Insider Insider company name : Talisman Energy ( Starts with ) Filing date range : October 27, 2006 - October 27, 2006

Insider name:	TALISMAN ENERGY INC.

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:
The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate.
This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

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Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance

Issuer name:	Talisman Energy Inc.

Insider's Relationship to Issuer:	1 - Issuer

Security designation:	Common Shares

A	817553	2006-10-02	2006-10-27	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+500,000	17.7206	5,699,600

General remarks:	NCIB

817555	2006-10-03	2006-10-27	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+500,000	17.0792	6,199,600

General remarks:	NCIB

817556	2006-10-04	2006-10-27	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+500,000	16.6287	6,699,600

General remarks:	NCIB

817558	2006-10-05	2006-10-27	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+500,000	17.7837	7,199,600

General remarks:	NCIB

817559	2006-10-06	2006-10-27	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+470,700	17.7240	7,670,300

General remarks:	NCIB

817562	2006-10-10	2006-10-27	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+500,000	18.0680	8,170,300

General remarks:	NCIB

817563	2006-10-11	2006-10-27	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+500,000	17.6915	8,670,300

General remarks:	NCIB

817565	2006-10-12	2006-10-27	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+489,000	17.7957	3,959,700

General remarks:	NCIB

817567	2006-10-13	2006-10-27	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+442,400	18.3511	4,402,100

General remarks:	NCIB

817568	2006-10-16	2006-10-27	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+500,000	18.7841	4,902,100

General remarks:	NCIB

817570	2006-10-17	2006-10-27	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+500,000	18.5258	5,402,100

General remarks:	NCIB

817571	2006-10-18	2006-10-27	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+193,600	18.5818	5,595,700

General remarks:	NCIB

O	817553	2006-10-26	2006-10-27	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+500,000	17.7206

General remarks:	NCIB

817580	2006-10-26	2006-10-27	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,595,700	0

General remarks:	Shares purchased for cancellation pursuant to the NCIB were cancelled.